UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
                 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company
(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (No. 333−166313) and Form S−8 (Nos. 333−165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Part I of this document presents the previously published results announcement of CRH public limited company (the “Company” and together with its subsidiaries, “CRH” or the “Group”) as of, and for the six months ended June 30, 2010, announced on August 24, 2010 as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission (the “SEC”). For more information on our use of non-GAAP financial measures in this report, see the section entitled “Non-GAAP Performance Indicators”. Part I of this document does not update or otherwise supplement the information contained in the previously published results announcement.

Part II of this document presents the previously published interim management statement news release of CRH, dated November 9, 2010, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the SEC.  Part II of this document does not update or otherwise supplement the information contained in the previously published results announcement.

Part III of this document presents certain sales information for the Group by country for the year ended December 31, 2009.

Forward-Looking Statements

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes”, “intends” or similar expressions.  In particular, among other statements, certain statements in Part II of this document, the Interim Management Statement, are all forward looking in nature, including statements under “Full Year 2010 Outlook” with respect to like-for-like sales, depreciation and amortisation expense, profit on disposals, Group share of associates’ profits, full year net finance costs, full year pre-tax profit, non-cash impairment charges and pre-tax profit after impairment charges, statements under “Development” with respect to the acquisition of further interests in Bauking and statements under “Cost Reduction Programme” with respect to savings and costs related to the cost reduction programme and resulting operational leverage.  By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward–looking statements including those discussed below under “Principal Risks and Uncertainties” and in CRH’s 2009 Annual Report on Form 20-F filed with the SEC (“2009 20-F”).

Part I
2010 INTERIM RESULTS
Six months ended 30th June 2010

	2010	2009	% change
	€ m	€ m
Revenue	7,658	8,292	-8%
EBITDA (as defined)*	520	651	-20%
Operating profit**	118	241	-51%
Profit before tax	25	108	-77%
Profit for the financial period	20	83	-76%
	€ cent	€ cent
Earnings per share	2.6	12.2	-79%
Dividend per share	18.5	18.5	-

*  Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax
** Throughout this document, operating profit excludes profit on disposal of non-current assets

•	EBITDA (as defined)* for the first half of 2010 was €520 million (H1 2009: €651 million). Operating profit fell 51% to €118 million (2009: €241 million).

•	Profit before tax of €25 million was 77% below first-half 2009. First-half earnings per share fell 79% to 2.6c (H1 2009: 12.2c).

•	Profit for the financial period of €29 million was 76% below first half 2009.

•
During the first six months of 2010, the Group spent €159 million on 14 acquisitions and investments. We made further progress on the development front in July and August with a further six transactions at a total cost of €86 million. We are seeing a good flow of bolt-on opportunities and we continue to monitor wider developments in our industry; however, we are maintaining a patient approach in progressing transactions in light of the challenging market backdrop.

•	Net debt at 30th June of €4,762 million (June 2009: €5,122 million) comprised gross debt (including derivatives) of €5,859 million and cash and liquid investments of €1,097 million.

•
With our strong balance sheet and anticipated strong second-half cash inflows, the 2010 interim dividend has been maintained at 18.5 cents in line with last year's level. The Board will decide on, and announce, the 2010 final dividend in March 2011 after taking into account the full year 2010 profit and development outturn and the economic and trading outlook at that time. The 2009 final dividend amounted to 44 cents.

*  Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

INTERIM MANAGEMENT REPORT

KEY POINTS

Profit before tax for the six months to 30th June at €25 million declined by €83 million (-77%) compared with the reported 2009 profit of €108 million. This outcome is after restructuring costs of €31 million and includes a favourable translation impact of €10 million.

The results include the proportionate consolidation of joint ventures in the Group's income statement, cash flow statement and balance sheet while the Group's share of associates' profit after tax is included as a single line item in arriving at Group profit before tax.

•	Sales revenue: €7,658 million, down 8%

•	EBITDA (as defined)*: €520 million, down 20%

•
EBITDA (as defined)* is stated after charging costs associated with the Group's restructuring efforts of €31 million (H1 2009: €74 million). Depreciation and amortisation costs amounted to €402 million (H1 2009: €410 million). No impairment charges have been recorded in the period (H1 2009: nil).

•	Operating profit**: €118 million, down 51%

•	Profit on disposal of non-current assets: €13 million, in line with 2009

•	Profit before tax: €25 million, down 77%

•	Profit for the financial period: €20 million, down 76%

•	Basic earnings per share: 2.6 cents, down 79% compared with 2009 (12.2 cents)

•	Dividend per share: 18.5 cents, in line with 2009

*	Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

**	Operating profit excludes profit on disposal of non-current assets

Note 3 on page 19 analyses the key components of first-half 2010 performance.

DIVIDEND

With a strong balance sheet and anticipated strong second-half cash inflows, the Board has decided to maintain the 2010 interim dividend at last year's level. The interim dividend will be paid on 29th October 2010 to shareholders registered at the close of business on 3rd September 2010. A scrip dividend alternative will be offered to shareholders.

The Board will decide on, and announce, the 2010 final dividend in March 2011 after taking into account the full year 2010 profit and development outturn and the economic and trading outlook at that time.

The 2009 final dividend amounted to 44 cents.

COST REDUCTION PROGRAMME

CRH has responded to the difficult market conditions of recent years by removing excess capacity from its manufacturing and distribution networks and has scaled its operations to match supply and demand. The strong measures taken since 2007 delivered total cumulative annualised savings of €1,345 million by the end of 2009, with a further €365 million projected for 2010/2011. The programme for the current year is well on target to achieve these savings, which we expect to result in significant operational leverage when markets recover. The total cost of implementing the savings is estimated at €325 million, of which €298 million has been spent to date (€31 million in the first half of 2010, compared with €74 million in the corresponding period of last year).

SEGMENT REVIEW

EUROPE - MATERIALS

	%			Total	Analysis of change
€ million	Change	2010	2009	Change	Organic	Acquisitions	Restructuring	Exchange
Sales revenue	-6%	1,223	1,303	-80	-132	+13	-	+39
EBITDA (as defined)*	-7%	152	163	-11	-36	-	+19	+6
Operating profit**	-15%	68	80	-12	-35	-1	+19	+5
EBITDA (as defined)* margin		12.4%	12.5%
Operating profit margin		5.6%	6.1%

*  Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

** Throughout this document, operating profit excludes profit on disposal of non-current assets

The first few months of 2010 were adversely affected by exceptionally harsh weather conditions across many of Europe Materials' markets; however, the rate of decline in our underlying sales moderated significantly in the second quarter, bringing the overall first-half reduction to 10%. Sharp volume declines early in the year across the Division contributed to a generally more competitive pricing environment; however, energy input costs on a per unit basis remained similar to last year's levels and the Division benefited from a higher level of alternative fuel usage across its cement operations. Against this background, and with the benefit of lower restructuring costs, first-half EBITDA (as defined)* was 7% lower than 2009,  with the EBITDA (as defined)*/sales margin remaining in line with last year.

Central / Eastern Europe: In Poland our cement volumes, which had recovered to a level in line with 2009 by end-April following a 40% decline in the first two months, were slightly ahead for the first six months of 2010 despite the impact in May of severe flooding in the south of the country. Readymixed concrete volumes were also ahead of first-half 2009, but with weaker prices across all products, profits were lower than 2009 in spite of our cost saving initiatives. In Ukraine, while first-half cement volumes were lower than 2009, the rate of decline improved significantly in the second quarter.

Finland / Baltics: First-half cement volumes in Finland recovered and were 10% ahead of 2009; higher residential activity driven in part by government stimulus measures favourably impacted readymixed concrete and aggregates volumes, although prices remained under pressure. The non-residential construction sector remained weak and markets in the Baltics also continued to be challenging. Overall profits were ahead of last year.

Switzerland: First-half sales and profits were ahead of 2009 with strong demand from both the residential and infrastructure sectors. Total Swiss cement volumes are estimated to have increased by 6.5% in the first half of 2010. Demand for our aggregates and readymixed concrete also remained strong.

Ireland: Construction activity in Ireland continued to run well below 2009 levels. Cement volumes for the period were 24% lower than 2009 with pricing continuing to be very competitive.

Benelux: Cementbouw, our cement trading, readymixed concrete and aggregates business, experienced declining volumes in difficult markets, with the impact of lower volumes further exacerbated by higher transport costs. Sales and profits declined compared with 2009.

Iberia: Construction activity in Spain in the first half of 2010 was well below 2009 levels, resulting in further sales and profit declines for our operations. In Portugal, while domestic cement sales for the first six months were lower than last year, the impact for our joint venture Secil was partly offset by higher exports; Secil's operations in Tunisia and Lebanon continued to benefit from strong activity driven by residential and infrastructure works.

Eastern Mediterranean: While domestic volumes in Turkey remained weak, export volumes showed some improvement and this, combined with stable prices and energy savings, resulted in higher sales and profits from our 50% joint venture Denizli. Our 25% associate in Israel performed well and reported higher profits.

Asia: Trading activity for our 26% Chinese associate Yatai Cement was ahead of last year with strong volumes.

In India, while cement volumes for our 50% joint venture in Andhra Pradesh were ahead of last year driven by infrastructure and construction activities, profits were negatively impacted by severe price competition as a result of capacity additions in the region.

EUROPE - PRODUCTS

	%			Total	Analysis of change
€ million	Change	2010	2009	Change	Organic	Acquisitions	Restructuring	Exchange
Sales revenue	-10%	1,398	1,546	-148	-164	-	-	+16
EBITDA (as defined)*	-28%	107	149	-42	-50	-	+6	+2
Operating profit**	-47%	40	75	-35	-42	-	+6	+1
EBITDA (as defined)* margin		7.7%	9.6%
Operating profit margin		2.9%	4.9%

*  Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

** Throughout this document, operating profit excludes profit on disposal of non-current assets

Our Products business in Europe experienced a slow start to the year, with adverse weather conditions and weak demand in both the residential and non-residential market segments resulting in a 21% decline in like-for-like sales compared with first-quarter 2009. In the second quarter, with improved demand in some segments, the sales decline moderated to 3%, reducing the cumulative first-half like-for-like sales shortfall versus 2009 to 10%.  Significant margin pressures in most of our markets resulted in a decline of 28% in first-half EBITDA (as defined)*.

Concrete Products

Activity in our Concrete Products operations, which were severely affected by the adverse early weather conditions and weaker non-residential construction activity, has continued to lag 2009. While price and volume pressure was evident across all products and countries, the structural products businesses in the Netherlands and Denmark were worst affected as demand continued to fall and projects were delayed or cancelled. The architectural operations fared better, benefiting from relatively more stable markets in Benelux and Germany and by June month-on-month sales levels for this business exceeded last year's levels. The impact of the significant reduction in sales was partly offset by the benefits from our ongoing major cost cutting programme, and overall EBITDA (as defined)* for the period was approximately €30 million lower than the first half of 2009.

Clay Products

Our Clay business, helped by strong UK brick demand, saw an improvement in sales and profits for the period. Brick industry volumes in the UK were up by approximately 15% on the back of a strong new-build housing market, and paver volumes in the Netherlands held up well. Our clay operations in Poland were severely affected by the poor weather in the early months and also by the flooding in May, and sales and profits for the period fell behind last year. Overall Clay EBITDA (as defined)* was approximately €5 million ahead of 2009.

Building Products

The Building Products group is active in lightside building materials and is currently organised into three business areas: Construction Accessories, Outdoor Security and Shutters & Barriers and Insulation/Climate Control. In early 2010 we announced our decision to exit the Insulation/Climate Control businesses; the disposal processes are advancing well.

All three business areas faced difficult markets in the first half. While the higher exposure of these operations to the repair, maintenance and improvement (RMI) sector had a mitigating impact, overall EBITDA (as defined)* was down by approximately €15 million. The impact of lower sales for Construction Accessories in the first six months of 2010 was partly offset by lower operating costs as a result of our cost savings initiatives; however, EBITDA (as defined)* for the period was lower than 2009. Our Outdoor Security and Shutters & Barriers businesses had an extremely slow start to the year due to a combination of bad weather and declining markets, but recovered in the second quarter to leave cumulative first-half EBITDA (as defined)* in line with 2009.

EUROPE - DISTRIBUTION

	%			Total	Analysis of change
€ million	Change	2010	2009	Change	Organic	Acquisitions	Restructuring	Exchange
Sales revenue	-7%	1,646	1,765	-119	-143	-	-	+24
EBITDA (as defined)*	-15%	83	98	-15	-8	-	-9	+2
Operating profit**	-21%	52	66	-14	-6	-	-9	+1
EBITDA (as defined)* margin		5.0%	5.6%
Operating profit margin		3.2%	3.7%

*  Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

** Throughout this document, operating profit excludes profit on disposal of non-current assets

Trading conditions for our Europe Distribution operations remained difficult reflecting the weakness in the residential sectors in most of our markets, although the full impact was somewhat mitigated by our relatively high exposure to RMI activity. Following a 12% shortfall in like-for-like sales experienced in the first quarter, the rate of decline moderated to 6% in the second quarter, bringing the first half decline to 8%.

Builders Merchants

Our merchanting businesses in the Netherlands were affected by low demand in the first half, particularly in the early months of the year. This was partly offset by improved performances in Austria and Switzerland which both reported higher EBITDA (as defined)* than in 2009. The Sanitary, Heating and Plumbing ("SHAP") businesses in Germany and Switzerland out-performed the general merchanting business and delivered improved results.

DIY

Our DIY business operates primarily in the Benelux. DIY proved more resilient than Builders Merchants in a very competitive market which continues to be impacted by weak consumer confidence in the Netherlands.

AMERICAS - MATERIALS
	%			Total	Analysis of change
€ million	Change	2010	2009	Change	Organic	Acquisitions	Restructuring	Exchange
Sales revenue	-6%	1,545	1,648	-103	-180	+70	-	+7
EBITDA (as defined)*	-44%	75	135	-60	-74	+7	+6	+1
Operating profit**	n/m	-63	-2	-61	-69	+2	+6	-
EBITDA (as defined)* margin		4.9%	8.2%
Operating profit margin		-4.1%	-0.1%

*  Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

** Throughout this document, operating profit excludes profit on disposal of non-current assets

Volumes / Prices

Volumes and activity for our Americas Materials business were impacted by poor weather in southern states in the early part of the year, and again in May/June in most of our regions. Underlying US$ sales revenue for the seasonally less significant first half was approximately 11% behind last year. This compares with a cumulative first quarter decline of 20%, and reflects an improving trend in the second quarter with the pace of volume decline continuing to ease somewhat. Overall like-for-like aggregates volumes for the first half, excluding acquisitions, declined by 8%, while asphalt volumes were down 9% and readymixed concrete volumes fell by 11%. First-half aggregates pricing showed a modest increase on H1 2009, but readymixed concrete, asphalt and construction markets were more competitive, and lower volume throughput impacted operational efficiency. EBITDA (as defined)* for the period was US$80 million lower than 2009.

Energy

The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, declined by 10%. However, these reductions were more than offset by price increases of 13% for diesel and 4% for gasoline which are important inputs to our aggregates, readymixed concrete and paving operations. Liquid asphalt prices on average were 12% higher in the first half of 2010, although our expanded winter-fill capacity has helped to mitigate the profit impact of these increases.

East

Despite delays in finalising state budgets in some of our key markets, and in particular in New York, overall asphalt volumes for our operations in the Northeast division proved relatively resilient. In our Central division, which comprises our operations in Ohio and Michigan, the late start to the season resulted in lower asphalt volumes and profits. Our Mid-Atlantic division benefited from good demand for all products, supported by American Recovery and Reinvestment Act (ARRA)-funded projects, and sales and profits for the first half were ahead of the corresponding period last year. In the Southeast, trading conditions in the Florida market remained very difficult with very weak private demand. Overall EBITDA (as defined)* declined by approximately US$30 million in the first half.

West

For our Southwest operations, while the adverse weather, particularly in the southern states, impacted  volumes and results in the early months of the year, volumes for May and June were ahead of last year. Heavy rains in the seasonally more important May and June had a significant negative impact on results from our businesses in the Rocky Mountain/Midwest and Staker Parson divisions, with weak demand for all products and pressure on prices resulting in significantly lower sales and profits for the half year. The Rocky Mountain/Midwest region also suffered from some fall-back in the level of activity from ARRA-funded work which had been strong in 2009. In the Northwest (Washington, Idaho and Oregon) division, economies remained weak and volumes suffered. Overall for our West operations, the weather impacts, combined with much weaker demand from the private residential and non-residential sectors, resulted in significantly lower heritage volumes in the first half of 2010. Overall EBITDA (as defined)* for the West declined by approximately US$50 million.

AMERICAS - PRODUCTS

	%			Total	Analysis of change
€ million	Change	2010	2009	Change	Organic	Acquisitions	Restructuring	Exchange
Sales revenue	-10%	1,300	1,442	-142	-169	-	-	+27
EBITDA (as defined)*	-6%	89	95	-6	-29	-	+19	+4
Operating profit**	-21%	19	24	-5	-26	-	+19	+2
EBITDA (as defined)* margin		6.8%	6.6%
Operating profit margin		1.5%	1.7%

*  Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

** Throughout this document, operating profit excludes profit on disposal of non-current assets

Our Americas Products businesses experienced continuing declines in US non-residential construction which, as expected, adversely impacted our Precast and Glass operations in the first half of 2010.  The more RMI-focussed Architectural Products business benefited from more resilient demand, while MMI reported improved results. Cumulative US$ sales for Americas Products were 12% behind 2009 by the end of June; following a first-quarter reduction of 21%, the rate of decline moderated to 4% in the second quarter. With benefits from ongoing cost restructuring initiatives, and the non-recurrence of the inventory write-downs recorded by MMI in the corresponding period last year, overall margins were similar to last year.

Architectural Products Group (APG)

Higher volumes for APG in Canada, where like-for-like sales were ahead of 2009, together with more resilient US demand in the Homecenter channel and other RMI-focussed businesses (patio, paver and landscape products) partly offset the impact of a significant drop in commercial block volumes in the first half. Overall like-for-like sales revenues for APG were 7% lower than last year; however, improved price discipline and overhead reductions allowed this business to deliver higher profits.

Precast

After a disappointing first quarter which saw significant volume reductions due to adverse weather conditions and further declines in non-residential construction activity in the United States, sales improved in each successive month in the second quarter, but remained cumulatively behind first-half 2009. Our Canadian business proved more resilient, reporting like-for-like sales broadly in line with last year. With continued competitive pressures from industry overcapacity, and depressed margins, overall Precast profits were lower than first-half 2009.

Building Envelope (Glass)

Following the significant declines in demand experienced by the Architectural Glass division in 2009, trading conditions remained difficult in the first half of 2010, with like-for-like sales volumes approximately 4% behind last year. While the Engineered Products business experienced more significant sales declines, primarily reflecting soft construction markets and project timing, our business in Canada was less severely impacted than our operations in the US. Overall EBITDA (as defined)* fell sharply against the background of lower sales volumes and strong price competition in all markets.

MMI

End-use demand for MMI's products remained weak resulting in a 10% decline in US$ sales. However, with the benefits from ongoing restructuring initiatives, the operating loss for the six months to June 2010 was lower despite the sales decline; first-half 2009 results had been adversely impacted by restructuring costs and inventory write-downs.

South America

Trading in our South American businesses improved compared with 2009, particularly in Argentina against the backdrop of an improved economy; profits in our Chilean business also improved on the prior period.

AMERICAS - DISTRIBUTION
	%			Total	Analysis of change
€ million	Change	2010	2009	Change	Organic	Acquisitions	Restructuring	Exchange
Sales revenue	-7%	546	588	-42	-45	-	-	+3
EBITDA (as defined)*	+27%	14	11	+3	+1	-	+2	-
Operating profit**	n/m	2	-2	+4	+2	-	+2	-
EBITDA (as defined)* margin		2.6%	1.9%
Operating profit margin		0.4%	-0.3%

*  Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

** Throughout this document, operating profit excludes profit on disposal of non-current assets

Total Distribution sales in US$ in the first half were approximately 8% behind 2009, representing a significant moderation in the rate of decline which stood at 21% at the end of the first quarter. With the ongoing cost reduction programme contributing to strong gross margins, EBITDA (as defined)* for the period was US$4 million higher than last year (H1 2009: US$15 million) and margins improved.

Exterior Products

The Exterior Products business, which supplies roofing and siding to specialist contractors and accounts for two-thirds of total annualised sales for Americas Distribution, benefited in recent months from strong residential replacement activity in the northeastern and Colorado regions. Overall first-half US$ sales were ahead of last year; this compares with a cumulative first-quarter decline of 12%.

Interior Products

Our Interior Products (wallboard, steel studs and acoustical ceiling systems) business, which is largely dependent on new commercial construction activity, saw sales decline by approximately 20% for the first six months.

FINANCE

The Group's exceptional delivery on working capital reduction in 2009 resulted in a low level of trade working capital at year-end 2009. As a result, the seasonal working capital build-up in the first half of 2010 has been more significant than in 2009, and the first-half operating cash outflow has, as expected, been higher than last year (see note 10 on page 25). However, our working capital metrics remain in line with our expectations, and we continue to maintain very tight control over capital expenditure. For the 12 months to 30th June 2010, which provides a more representative picture of the Group's annualised cash generating capacity, CRH delivered an operating cash inflow of €707 million.

Net debt at end-June 2010 was €4,762 million, compared with €5,122 million at end-June 2009, and comprised gross debt (including derivatives) of €5,859 million and cash and liquid investments of €1,097 million. The first-half cash outflow, combined with an adverse €452 million translation impact on debt, mainly due to the stronger US dollar ($1.23 compared with $1.44 at end-2009), resulted in net debt at end-June 2010 being €1,039 million higher than the €3,723 million reported at year-end 2009 (June 2009: €5,122 million).

While the weakness of the euro has had an adverse impact on reported net debt, it has also resulted in a favourable €881 million impact on equity; net debt/equity ratio at end-June was 46%, compared with 38% at year-end 2009 and 56% at end-June 2009.

With a continuing intense focus on cash generation we look to a traditional strong operating cash inflow in the second half of 2010 and for the year as a whole.

First-half net finance costs at €129 million are lower than last year (H1 2009: €167 million).

As in prior years, the interim tax rate of 20% (2009: 23%) is an estimate based on the current expected full year tax rate.

DEVELOPMENT

Total acquisition and investment spend in the first half of 2010 amounted to €159 million. We made further progress on the development front in July and August, with five more transactions in our Materials Divisions and one in our Europe Distribution business at a total cost of €86 million.

In the six months to June, we completed 13 acquisitions across our Materials segments in the US and Europe. We acquired a cement import terminal in Wales and added to our readymixed concrete activities in the Netherlands. In Portugal, our Secil joint venture acquired a northern-based quarry business. Our joint venture partner in India expanded its downstream activities with the acquisition of a readymixed concrete business.  In addition, the Group increased its investment in Yatai Cement, in which CRH has a 26% stake, as our share of equity funding for development projects in northeastern China. A further nine bolt-on acquisitions were completed in the US adding permitted aggregates reserves of 243 million tonnes and geographically expanding a number of our existing businesses.

In July, Yatai Cement extended its operations into Liaoning province in northeastern China with the acquisition of Tieling Tiexin Cement Company. Also in July, we increased our shareholdings in BBR, a readymixed concrete and asphalt business located near Lucerne, Switzerland. Americas Materials completed three bolt-on acquisitions: in Maine and Colorado in July and in Texas in August. These three transactions extend the geographic footprint of our existing operations in our Northeast, Rocky Mountain and Southwest regions, adding well-located reserves and providing strong cost synergy potential.

In early August, our Europe Distribution business acquired a 75% stake in a leading Belgian merchant in sanitary ware, heating and plumbing materials ("SHAP") with nine branches across the East and West Flanders region. The acquisition represents a key element of the Group's strategy to build a European platform in the RMI-focussed SHAP market while offering significant potential purchase synergies with our existing SHAP businesses in Germany and Switzerland.

We continue to see a good flow of bolt-on opportunities across our businesses and we continue to monitor wider developments in our industry; however, we are maintaining a patient approach in progressing transactions in light of the challenging market backdrop. CRH is very well positioned to deliver a healthy transaction flow as trading visibility improves. In the meantime we remain focussed on generating strong cash inflows from our existing businesses.

In addition to our normal capital expenditure programme, during the first half of 2010 the Group initiated three capital projects involving total expenditure of €84 million over a three year period, with the aim of enhancing the efficiency of our cement operations in Poland and India and expanding aggregates capacity in the United States.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Six months ended 30th June		Year ended 31st December
	2010	2009	2009
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Revenue	7,658	8,292	17,373
Cost of sales	(5,704)	(6,101)	(12,510)
Gross profit	1,954	2,191	4,863
Operating costs	(1,836)	(1,950)	(3,908)
Group operating profit	118	241	955
Profit on disposal of non-current assets	13	13	26
Profit before finance costs	131	254	981
Finance costs	(187)	(225)	(419)
Finance revenue	58	58	122
Group share of associates' profit after tax	23	21	48
Profit before tax	25	108	732
Income tax expense (estimated at interim)	(5)	(25)	(134)
Group profit for the financial period	20	83	598

Profit attributable to:
Equity holders of the Company	18	79	592
Non-controlling interests	2	4	6
Group profit for the financial period	20	83	598

Earnings per Ordinary Share
Basic	2.6c	12.2c	88.3c
Diluted	2.6c	12.2c	87.9c

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Six months ended 30th June			Year ended 31st December 2009 Audited € m
	2010 Unaudited € m	2009 Unaudited € m

Group profit for the financial period	20	83	598

Other comprehensive income
Currency translation effects	881	(96)	(96)
Currency translation effects - non-controlling interests	6	(1)	-
Actuarial loss on Group defined benefit pension obligations	(233)	(30)	(67)
Gains relating to cash flow hedges	2	8	15
Tax on items recognised directly within other comprehensive income	48	7	18
Net income/(expense) recognised directly within other comprehensive income	704	(112)	(130)
Total comprehensive income/(expense) for the financial period	724	(29)	468

Attributable to:
Equity holders of the Company	716	(32)	462
Non-controlling interests	8	3	6
Total comprehensive income/(expense) for the financial period	724	(29)	468

CONDENSED CONSOLIDATED BALANCE SHEET
	As at 30th June 2010 Unaudited € m	As at 30th June 2009 Unaudited € m	As at 31st December 2009 Audited € m
ASSETS
Non-current assets
Property, plant and equipment	9,331	8,727	8,535
Intangible assets	4,487	4,083	4,095
Investments accounted for using the equity method	1,028	944	962
Other financial assets	151	126	128
Derivative financial instruments	285	305	244
Deferred income tax assets	414	346	337
Total non-current assets	15,696	14,531	14,301
Current assets
Inventories	2,430	2,346	2,008
Trade and other receivables	3,307	3,281	2,454
Current income tax recoverable	77	-	77
Derivative financial instruments	5	11	5
Liquid investments	99	100	66
Cash and cash equivalents	998	931	1,372
Total current assets	6,916	6,669	5,982
Total assets	22,612	21,200	20,283
EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	244	240	241
Preference share capital	1	1	1
Share premium account	3,906	3,723	3,778
Treasury Shares and own shares	(219)	(343)	(279)
Other reserves	138	93	128
Foreign currency translation reserve	141	(740)	(740)
Retained income	6,012	6,180	6,508
	10,223	9,154	9,637
Non-controlling interests	76	68	73
Total equity	10,299	9,222	9,710
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	5,631	5,337	4,943
Derivative financial instruments	17	62	78
Deferred income tax liabilities	1,712	1,448	1,519
Trade and other payables	145	117	155
Retirement benefit obligations	717	446	454
Provisions for liabilities	273	246	240
Capital grants	11	13	12
Total non-current liabilities	8,506	7,669	7,401
Current liabilities
Trade and other payables	3,029	2,932	2,471
Current income tax liabilities	150	180	192
Interest-bearing loans and borrowings	461	1,026	381
Derivative financial instruments	40	44	8
Provisions for liabilities	127	127	120
Total current liabilities	3,807	4,309	3,172
Total liabilities	12,313	11,978	10,573
Total equity and liabilities	22,612	21,200	20,283

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
For the financial period ended 30th June 2010 (unaudited)
At 1st January 2010	242	3,778	(279)	128	(740)	6,508	73	9,710
Group profit for the financial period	-	-	-	-	-	18	2	20
Other comprehensive income	-	-	-	-	881	(183)	6	704
Total comprehensive income	242	3,778	(279)	128	141	6,343	81	10,434
Issue of share capital	3	128	-	-	-	-	-	131
Share-based payment
- share option schemes	-	-	-	5	-	-	-	5
- performance shares	-	-	-	5	-	-	-	5
Tax relating to share-based payments	-	-	-	-	-	(3)	-	(3)
Treasury/own shares re-issued	-	-	60	-	-	(60)	-	-
Share option exercises	-	-	-	-	-	39	-	39
Dividends	-	-	-	-	-	(307)	(5)	(312)
At 30th June 2010	245	3,906	(219)	138	141	6,012	76	10,299

For the financial period ended 30th June 2009 (unaudited)
At 1st January 2009	187	2,448	(378)	87	(644)	6,387	70	8,157
Group profit for the financial period	-	-	-	-	-	79	4	83
Other comprehensive income	-	-	-	-	(96)	(15)	(1)	(112)
Total comprehensive income	187	2,448	(378)	87	(740)	6,451	73	8,128
Issue of share capital	54	1,275	-	-	-	-	-	1,329
Share-based payment
- share option schemes	-	-	-	6	-	-	-	6
- performance shares	-	-	5	-	-	-	-	5
Treasury/own shares re-issued	-	-	32	-	-	(32)	-	-
Own shares acquired	-	-	(2)	-	-	-	-	(2)
Share option exercises	-	-	-	-	-	19	-	19
Dividends	-	-	-	-	-	(258)	(4)	(262)
Non-controlling interests arising on acquisition	-	-	-	-	-	-	(1)	(1)
At 30th June 2009	241	3,723	(343)	93	(740)	6,180	68	9,222

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - continued
	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

For the financial year ended 31st December 2009 (audited)
At 1st January 2009	187	2,448	(378)	87	(644)	6,387	70	8,157
Group profit for the financial year	-	-	-	-	-	592	6	598
Other comprehensive income	-	-	-	-	(96)	(34)	-	(130)
Total comprehensive income	187	2,448	(378)	87	(740)	6,945	76	8,625
Issue of share capital	55	1,330	-	-	-	-	-	1,385
Share-based payment
- share option schemes	-	-	-	18	-	-	-	18
- performance shares	-	-	-	10	-	-	-	10
Reclassification of Performance Share Plan expense	-	-	(13)	13	-	-	-	-
Tax relating to share-based payments	-	-	-	-	-	3	-	3
Treasury/own shares re-issued	-	-	114	-	-	(114)	-	-
Own shares acquired	-	-	(2)	-	-	-	-	(2)
Share option exercises	-	-	-	-	-	60	-	60
Dividends	-	-	-	-	-	(386)	(7)	(393)
Non-controlling interests arising on acquisition	-	-	-	-	-	-	4	4
At 31st December 2009	242	3,778	(279)	128	(740)	6,508	73	9,710

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
	Six months ended 30th June		Year ended 31st December
	2010	2009	2009
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Cash flows from operating activities
Profit before tax	25	108	732
Finance costs (net)	129	167	297
Group share of associates' profit after tax	(23)	(21)	(48)
Profit on disposal of non-current assets	(13)	(13)	(26)
Group operating profit	118	241	955
Depreciation charge	383	388	794
Share-based payment expense	10	11	28
Amortisation of intangible assets	19	22	54
Amortisation of capital grants	(1)	(1)	(2)
Other movements	(9)	(3)	(37)
Net movement on provisions	(6)	(23)	(41)
(Increase)/decrease in working capital	(535)	(87)	783
Cash generated from operations	(21)	548	2,534
Interest paid (including finance leases)	(142)	(163)	(294)
(Increase)/decrease in liquid investments	(22)	32	65
Irish corporation tax paid	(1)	(2)	(2)
Overseas corporation tax paid	(42)	(39)	(102)
Net cash (outflow)/inflow from operating activities	(228)	376	2,201
Cash flows from investing activities
Inflows
Proceeds from disposal of non-current assets	55	48	103
Interest received	11	10	31
Decrease in finance-related receivables	40	-	-
Dividends received from associates	32	32	38
	138	90	172
Outflows
Purchase of property, plant and equipment	(219)	(316)	(532)
Acquisition of subsidiaries and joint ventures (net of cash acquired)	(120)	(24)	(174)
Investments in and advances to associates	(10)	(225)	(235)
Advances to joint ventures and purchase of trade investments	(10)	(6)	(9)
Increase in finance-related receivables	-	-	(115)
Deferred and contingent acquisition consideration paid	(16)	(25)	(37)
	(375)	(596)	(1,102)
Net cash outflow from investing activities	(237)	(506)	(930)
Cash flows from financing activities
Inflows
Proceeds from issue of shares, (net)	-	1,238	1,237
Proceeds from exercise of share options	39	19	60
Increase in interest-bearing loans, borrowings & finance leases	101	839	757
Net cash inflow arising from derivative financial instruments	81	26	16
	221	2,122	2,070
Outflows
Treasury/own shares purchased	-	(2)	(2)
Repayment of interest-bearing loans, borrowings and finance leases	(58)	(1,671)	(2,501)
Dividends paid to equity holders of the Company	(176)	(167)	(238)
Dividends paid to non-controlling interests	(5)	(4)	(7)
	(239)	(1,844)	(2,748)
Net cash (outflow)/inflow from financing activities	(18)	278	(678)
(Decrease)/increase in cash and cash equivalents	(483)	148	593
Cash and cash equivalents at beginning of period	1,372	799	799
Translation adjustment	109	(16)	(20)
Cash and cash equivalents at end of period	998	931	1,372

SUPPLEMENTARY INFORMATION
Selected Explanatory Notes to the Condensed Consolidated Interim Financial Statements

1	Basis of Preparation and Accounting Policies

Basis of Preparation
The financial information presented in this interim report has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group's annual consolidated financial statements in respect of the year ended 31st December 2009 included in the 2009 20-F.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature.

Changes in Accounting Policies
The Group has adopted IFRS 3 Business Combinations (revised 2008) which has been applied to business combinations for which the acquisition date is on or after 1st January 2010. It has also adopted IAS 27 Consolidated and Separate Financial Statements (revised 2008) in the current financial period. The most significant changes to the previous accounting policies upon adoption of these revised accounting standards are as follows:

IFRS 3 (revised 2008)

•	acquisition-related costs which previously would have been included in the cost of a business combination are now expensed within operating costs as incurred;

•
any changes to the cost of a business combination, including contingent consideration, resulting from events after the date of acquisition are recognised in profit or loss. Such changes would previously have resulted in an adjustment to goodwill;

•	any pre-existing equity interest in the acquired entity is re-measured at fair value at the date of obtaining control, with any resulting gain or loss recognised in profit or loss.

IAS 27 (revised 2008)

•	any changes in the Group's ownership interest subsequent to the date of obtaining control are recognised directly in equity, with no adjustment to goodwill;

•	losses are allocated to non-controlling interests even if they exceed the non-controlling interest's share of equity in the subsidiary.

All other accounting policies and methods of computation employed in the preparation of the condensed consolidated interim financial statements are the same as those employed in the preparation of the most recent annual consolidated financial statements in respect of the year ended 31st December 2009.

Impairment
The carrying value of items of property, plant and equipment are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. No impairment charges have been recorded in the six months ended 30th June 2010.

The Group performed a review of indicators of impairment relating to goodwill during the period. No impairment charge arose from this review.

Going Concern
The Directors have a reasonable expectation that CRH plc (the Company), and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future, a period of not less than 12 months from the date of this report. For this reason, they continue to adopt the going concern basis in preparing the condensed consolidated interim financial statements.

2	Translation of Foreign Currencies

This financial information is presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement. The principal rates used for translation of results and balance sheets into euro were:

	Average			Period ended
	Six months ended 30th June		Year ended 31st December	30th June		31st December
euro 1 =	2010	2009	2009	2010	2009	2009
US Dollar	1.3268	1.3328	1.3948	1.2271	1.4134	1.4406
Pound Sterling	0.8700	0.8939	0.8909	0.8175	0.8520	0.8881
Polish Zloty	4.0020	4.4757	4.3276	4.1470	4.4520	4.1045
Ukrainian Hryvnya	10.5786	10.6293	11.2404	9.6813	10.8236	11.4738
Swiss Franc	1.4359	1.5057	1.5100	1.3283	1.5265	1.4836
Canadian Dollar	1.3719	1.6054	1.5850	1.2890	1.6275	1.5128
Argentine Peso	5.1356	4.8561	5.2111	4.8142	5.3544	5.4885
Turkish Lira	2.0213	2.1523	2.1631	1.9400	2.1614	2.1547
Indian Rupee	60.7337	65.7559	67.4271	56.9930	67.7813	66.9539

3	Key Components of Performance for the First Half of 2010

€ million	Revenue	EBITDA (as defined)*	Operating profit	Profit on disposals	Finance costs	Assoc. PAT	Pre-tax profit

H1 2009 as reported	8,292	651	241	13	(167)	21	108
Exchange effects	116	15	9	-	-	1	10
H1 2009 at H1 2010 rates	8,408	666	250	13	(167)	22	118
Incremental impact in 2010 of:
- 2009/2010 acquisitions	83	7	1	-	(2)	-	(1)
- Restructuring costs	-	43	43	-	-	-	43
Organic	(833)	(196)	(176)	-	40	1	(135)
H1 2010 as reported	7,658	520	118	13	(129)	23	25
% change v. 2009:
As reported	-8%	-20%	-51%				-77%
At constant 2010 rates	-9%	-22%	-53%				-79%

* Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

4	Seasonality
Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group's operating locations with activity in some markets reduced significantly in winter due to inclement weather.

5	Segmental Analysis of Revenue, EBITDA (as defined)*, Operating Profit** and Total Assets
	Six months ended 30th June - Unaudited				Year ended 31st December 2009
	2010		2009		Audited
	€ m	%	€ m	%	€ m	%
Revenue
Europe Materials	1,223	16.0	1,303	15.7	2,749	15.8
Europe Products	1,398	18.2	1,546	18.6	3,002	17.3
Europe Distribution	1,646	21.5	1,765	21.3	3,633	20.9
Americas Materials	1,545	20.2	1,648	19.9	4,280	24.6
Americas Products	1,300	17.0	1,442	17.4	2,536	14.6
Americas Distribution	546	7.1	588	7.1	1,173	6.8
	7,658	100.0	8,292	100.0	17,373	100.0

Share of joint ventures	511		535		1,095
EBITDA (as defined)*
Europe Materials	152	29.2	163	25.0	434	24.1
Europe Products	107	20.6	149	22.9	283	15.7
Europe Distribution	83	16.0	98	15.1	204	11.2
Americas Materials	75	14.4	135	20.7	670	37.2
Americas Products	89	17.1	95	14.6	173	9.6
Americas Distribution	14	2.7	11	1.7	39	2.2
	520	100.0	651	100.0	1,803	100.0

Share of joint ventures	56		69		149
Depreciation and amortisation (including H2 2009 impairments)
Europe Materials	84		83		177
Europe Products	67		74		167
Europe Distribution	31		32		67
Americas Materials	138		137		263
Americas Products	70		71		150
Americas Distribution	12		13		24
	402		410		848

Share of joint ventures	30		28		55
Operating profit
Europe Materials	68	57.6	80	33.1	257	26.9
Europe Products	40	33.9	75	31.1	116	12.2
Europe Distribution	52	44.1	66	27.4	137	14.3
Americas Materials	(63)	(53.4)	(2)	(0.8)	407	42.6
Americas Products	19	16.1	24	10.0	23	2.4
Americas Distribution	2	1.7	(2)	(0.8)	15	1.6
	118	100.0	241	100.0	955	100.0

*  Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

** Operating profit excludes profit on disposal of non-current assets

55 Analysis of Revenue, EBITDA (as defined)*, Operating Profit** and Total Assets - continued
Share of joint ventures	26		41		94
Profit on disposal of non-current assets
Europe Materials	2		2		4
Europe Products	-		-		1
Europe Distribution	6		3		5
Americas Materials	4		9		17
Americas Products	1		(1)		(1)
	13		13		26

Share of joint ventures	1		-		1

	Six months ended 30th June - Unaudited				Year ended 31st December 2009
	2010		2009		Audited
	€ m	%	€ m	%	€ m	%
Reconciliation of EBITDA (as defined)* to Group profit for the financial period:

EBITDA (as defined)*	520		651		1,803
Depreciation and amortisation (including asset impairment charges)	402		410		848
Group operating profit (analysed on page 12)	118		241		955
Profit on disposal of non-current assets	13		13		26
Profit before finance costs	131		254		981
Finance costs, net	(129)		(167)		(297)
Group share of associates' PAT	23		21		48
Profit before tax	25		108		732
Income tax expense	(5)		(25)		(139)
Group profit for the financial period	20		83		487

Total Assets
Europe Materials	4,491	23.0	4,375	23.7	4,224	24.7
Europe Products	3,039	15.5	3,183	17.3	2,879	16.8
Europe Distribution	2,138	10.9	2,180	11.8	1,991	11.7
Americas Materials	6,414	32.8	5,434	29.5	5,166	30.2
Americas Products	2,668	13.7	2,569	13.9	2,221	13.0
Americas Distribution	805	4.1	696	3.8	611	3.6
	19,555	100.0	18,437	100.0	17,092	100.0

*  Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

** Operating profit excludes profit on disposal of non-current assets

55 Analysis of Revenue, EBITDA (as defined)*, Operating Profit** and Total Assets - continued
Reconciliation to total assets as reported in the Condensed Consolidated Balance Sheet:

Investments	1,028		944		962
Other financial assets	151		126		128
Derivative financial instruments	290		316		249
Income tax assets	491		346		414
Liquid investments	99		100		66
Cash and cash equivalents	998		931		1,372
Total Assets	22,612		21,200		20,283

The basis of segmentation and the basis of measurement of segment profits or losses are described in Note 1 to the 2009 Annual Report. There have been no changes to either basis during the six months ended 30th June 2010. Inter-segment revenue is not material.

*  Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

** Operating profit excludes profit on disposal of non-current assets

  6   Earnings per Ordinary Share

The computation of basic, diluted and cash earnings per share is set out below:
	Six months ended 30th June		Year ended 31st December
	2010	2009	2009
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Profit attributable to equity holders of the Company	18	79	592
Preference dividends paid	-	-	-
Numerator for basic and diluted earnings per share	18	79	592

	Number of	Number of	Number of
Denominator for basic earnings per Ordinary Share	Shares	Shares	Shares
Weighted average number of shares (millions) in issue	701.1	646.3	670.8
Effect of dilutive potential shares (share options)	1.9	1.7	2.7
Denominator for diluted earnings per Ordinary Share	703.0	648.0	673.5

Earnings per Ordinary Share	€ cent	€ cent	€ cent
- basic	2.6	12.2	88.3
- diluted	2.6	12.2	87.9

7 Net Debt	As at 30th June - Unaudited	As at 31st December 2009 Audited
2010	2009
Net debt	€ m	€ m	€ m
Non-current assets Derivative financial instruments	285	305	244
Current assets Derivative financial instruments	5	11	5
Liquid investments	99	100	66
Cash and cash equivalents	998	931	1,372
Non-current liabilities Interest-bearing loans and borrowings	(5,631)	(5,337)	(4,943)
Derivative financial instruments	(17)	(62)	(78)
Current liabilities Interest-bearing loans and borrowings	(461)	(1,026)	(381)
Derivative financial instruments	(40)	(44)	(8)
Total net debt	(4,762)	(5,122)	(3,723)
Group share of joint ventures' net debt included above	(139)	(148)	(114)
The movement in net debt for the financial period ended 30th June 2010 was as follows:
At 1st January	Cash flow	Acquisitions	Mark-to-market	Translation	At 30th June
€ m	€ m	€ m	€ m	€ m	€ m
Cash and cash equivalents	1,372	(483)	-	-	109	998
Liquid investments	66	22	-	-	11	99
Interest-bearing loans and borrowings	(5,324)	(43)	(3)	(33)	(689)	(6,092)
Derivative financial instruments (net)	163	(81)	-	34	117	233
Total net debt	(3,723)	(585)	(3)	1	(452)	(4,762)

Gross debt, net of derivatives, matures as follows:	As at 30th June - Unaudited		As at 31st December 2009 Audited
	2010	2009
	€ m	€ m	€ m
Within one year	496	1,059	384
Between one and two years	1,364	386	553
Between two and five years	1,968	2,508	2,225
After five years	2,031	2,200	1,999
	5,859	6,153	5,161

7	Net Debt - continued

Liquidity information - borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

	As at 30th June - Unaudited		As at 31st December 2009 Audited
	2010	2009
	€ m	€ m	€ m
Within one year	425	544	203
Between one and two years	710	412	391
Between two and five years	379	931	949
After five years	34	75	26
	1,548	1,962	1,569

Lender covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums there under thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods ending quarterly on 31st March, 30th June, 30th September and 31st December. CRH was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default.

The financial covenants are:

(1)  Minimum interest cover (excluding share of joint ventures) is defined as Consolidated PBITDA (as defined in the relevant agreement)/net interest cover at no lower than 4.5 times. As at 30th June 2010 the ratio was 7.3 times (June 2009: 6.2 times).

(2)  Minimum interest cover (excluding share of joint ventures) is defined as Consolidated PBITDAR (as defined in the relevant agreement)/net interest plus rentals at no lower than 3.0 times. As at 30th June 2010 the ratio was 4.2 times (June 2009: 4.0 times).

(3)  Maximum debt cover (excluding share of joint ventures) is defined as consolidated total net debt/Consolidated PBITDA (as defined in the relevant agreement) (taking into account pro-forma adjustments for acquisitions and disposals) at no higher than 3.5 times. As at 30th June 2010 the ratio was 2.7 times (June 2009: 2.3 times).

8	Finance Costs (net)
	Six months ended 30th June - Unaudited		Year ended 31st December 2009 Audited
Net finance costs for the financial period were as follows:	2010	2009
	€ m	€ m	€ m
Net Group finance costs on interest-bearing cash and cash equivalents, loans and borrowings	113	146	265
Net pensions financing charge	6	3	8
Charge to unwind discount on provisions/deferred consideration	11	10	19
Net charge re change in fair value of derivatives	(1)	8	5
Total net finance costs	129	167	297
Group share of joint ventures' net finance costs included above	3	5	7

9	Taxation

The taxation expense for the interim period is an estimate based on the current expected full year tax rate.

10	Summarised Cash Flow
	Six months ended 30th June - Unaudited		Year ended 31st December 2009 Audited
	2010	2009
Inflows	€ m	€ m	€ m
Profit before tax	25	108	732
Depreciation	383	388	794
Amortisation of intangibles	19	22	54
Working capital movements	-	-	661
	427	518	2,241
Outflows
Working capital movements	(503)	(96)	-
Capital expenditure	(219)	(316)	(532)
Dividends	(307)	(258)	(386)
Tax paid	(43)	(41)	(104)
Other	(8)	(7)	(59)
	(1,080)	(718)	(1,081)
Operating cash flows, net	(653)	(200)	1,160
Acquisitions and investments	(159)	(280)	(458)
Treasury/own shares purchased	-	(2)	(2)
Proceeds from disposal of non-current assets	55	48	103
Share issues	170	1,348	1,445
Net (outflow)/inflow	(587)	914	2,248
Translation adjustment	(452)	55	120
(Increase)/decrease in net debt	(1,039)	969	2,368

11	Acquisitions

The principal acquisitions completed during the period ended 30th June 2010 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake by subsidiaries and joint ventures except where indicated to the contrary below:

Europe Materials: India: readymixed concrete assets of My Home Constructions Private (50% - 1st January); the Netherlands: readymixed concrete assets of Dekker (1st April); Portugal: Alves Quarry (49% - 26th March); United Kingdom: Dan Morrissey Concrete UK (24th June).

Americas Materials: Kansas: Shawnee Rock (16th June); Missouri: Sedalia Quarry (31st March); New York: A.L. Blades & Sons (26th March); Ohio: additional reserves in Navarre (8th April), selected assets of Lafarge (8th April) and Schwab (2nd June, also Florida); Texas: asphalt assets of Austin Bridge and Road (9th April); Utah: Binggeli (8th June); West Virginia: Appalachian Paving and Aggregate (30th June).

The identifiable net assets acquired, including adjustments to provisional fair values in respect of acquisitions completed in late 2009, were as follows:
	Six months ended 30th June		Year ended 31st December
	2010	2009	2009
	Unaudited	Unaudited	Audited
Assets	€ m	€ m	€ m
Non-current assets
Property, plant and equipment	114	18	110
Intangible assets	-	-	2
Deferred income tax assets	-	1	4
Total non-current assets	114	19	116

Current assets
Inventories	9	2	11
Trade and other receivables	9	3	22
Cash and cash equivalents	-	3	4
Total current assets	18	8	37

Liabilities
Non-current liabilities
Deferred income tax liabilities	-	(1)	(2)
Provisions for liabilities (stated at net present cost)	-	(1)	(1)
Non-current interest-bearing loans and borrowings and finance leases	(2)	-	(2)
Total non-current liabilities	(2)	(2)	(5)

Current liabilities
Trade and other payables	(4)	(6)	(14)
Current interest-bearing loans and borrowings and finance leases	(1)	-	(1)
Total current liabilities	(5)	(6)	(15)

Total identifiable net assets at fair value	125	19	133
Goodwill arising on acquisition	4	9	64
Non-controlling interests *	-	1	(4)
Associate becoming a subsidiary	-	-	(7)
Total consideration	129	29	186

* Measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

11 Acquisitions - continued
	Six months ended 30th June		Year ended 31st December
	2010	2009	2009
	Unaudited	Unaudited	Audited
Consideration satisfied by	€ m	€ m	€ m
Cash payments	120	27	178
Deferred consideration (stated at net present cost)	9	3	7
Contingent consideration	-	(1)	1
Total consideration	129	29	186

Net cash outflow arising on acquisition
Cash consideration	120	27	178
Less: cash and cash equivalents acquired	-	(3)	(4)
	120	24	174

None of the acquisitions completed during the financial period were considered sufficiently material to warrant separate disclosure of the attributable fair values. No contingent liabilities were recognised on the acquisitions completed during the financial period or the prior financial period. The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. All of the goodwill recognised in respect of acquisitions completed in 2010 is expected to be deductible for tax purposes.

Acquisition-related Costs

Acquisition-related costs amounting to €1m have been included in operating costs in the Condensed Consolidated Income Statement.

Fair Value of Receivables
The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €12m. The fair value of these receivables of €9m (all of which is expected to be recoverable) reflected in the combined acquisition date balance sheets disclosed above is inclusive of an aggregate allowance for impairment of €3m.

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair value disclosed above, were as follows:

	Book values	Fair value adjustments	Accounting policy alignments	Adjustments to provisional fair values	Fair value
	€ m	€ m	€ m	€ m	€ m
Non-current assets	94	13	-	7	114
Current assets	19	-	-	(1)	18
Non-current liabilities	(2)	-	-	-	(2)
Current liabilities	(5)	-	-	-	(5)
Identifiable net assets acquired	106	13	-	6	125
Goodwill arising on acquisition	23	(13)	-	(6)	4
Total consideration	129	-	-	-	129

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of a number of the acquisitions disclosed above given the timing of closure of these deals; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 (revised 2008)) will be subject to subsequent disclosure.

11	Acquisitions - continued

Segmental Analysis

The following table analyses the 13 acquisitions (2009: 6 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of the segments:

Reportable Segments	Number of Acquisitions		Goodwill		Consideration
	2010	2009	2010	2009	2010	2009
			€ m	€ m	€ m	€ m
Europe Materials	4	1	1	1	13	3
Europe Distribution	-	1	-	4	-	12
Americas Materials	9	3	9	3	116	13
Americas Distribution	-	1	-	-	-	1
	13	6	10	8	129	29

The post-acquisition impact of acquisitions completed during the period on Group profit for the financial period was as follows:

Six months ended 30th June			Year ended 31st December
	2010	2009	2009
	Unaudited	Unaudited	Audited
	€ m	€ m	€ m
Revenue	22	13	43
Cost of sales	(19)	(11)	(35)
Gross profit	3	2	8
Operating costs	(4)	(1)	(5)
Group operating (loss)/profit	(1)	1	3
Profit on disposal of non-current assets	-	-	-
(Loss)/profit before finance costs	(1)	1	3
Finance costs (net)	-	-	(1)
(Loss)/profit before tax	(1)	1	2
Income tax expense	-	-	(1)
Group (loss)/profit for the financial period	(1)	1	1

The revenue and profit of the Group determined in accordance with IFRS for the period ended 30th June 2010 would not have been materially different than reported on page 12 if the acquisition date for all the business combinations completed during the year had been as of the beginning of that year.

None of the acquisitions completed subsequent to the balance sheet date (see page 11) are individually material to the Group, thereby requiring disclosure under either IFRS 3 (revised 2008) or IAS 10 Events After the Balance Sheet Date.

12	Retirement Benefit Obligations

As disclosed in the Annual Report for the year ended 31st December 2009, the Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the six-month period.

Financial Assumptions
The financial assumptions employed in the valuation of scheme liabilities for the current and prior interim reporting periods were as follows:

		Six months ended 30th June - Unaudited
	Eurozone		Britain & NI		Switzerland		United States
	2010	2009	2010	2009	2010	2009	2010	2009
Rate of increase in:	%	%	%	%	%	%	%	%
- salaries	4.00	3.80	4.50	3.50-4.00	2.25	2.25	3.50	3.50
- pensions in payment	2.00	1.80	3.50-3.70	3.25-3.50	0.50	0.50	-	-
Inflation	2.00	1.80	3.50	3.25	1.50	1.50	2.00	2.00
Discount rate	5.20	5.90	5.40	6.25	2.80	3.50	5.10	6.50
Medical cost trend rate	5.25	5.25	n/a	n/a	n/a	n/a	9.50	10.00

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 Employee Benefits are in accordance with the underlying funding valuations and represented actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances. With regard to the most material of the Group's schemes, the future life expectations factored into the relevant valuations, based on retirement at 65 years of age for current and future retirees, are as follows:

Future life expectations*:	Republic of Ireland		Britain & Northern Ireland		Switzerland
	2010	2009	2010	2009	2010	2009
Current retirees: Male Female	20.7 23.8	19.8 22.8	23.1 25.2	21.9 24.7	18.0 22.0	17.8 21.1

Future retirees: Male Female	21.8 24.8	20.8 23.8	24.3 27.2	22.3 25.0	18.0 22.0	17.8 21.1

*  These mortality data allow for future improvements in life expectancy.

The expected rates of return on the assets held by the various defined benefit pension schemes in operation throughout the Group are disclosed in the 2009 Annual Report. The methodology applied in relation to the expected returns on equities is driven by prevailing risk-free rates in the four jurisdictions listed and the application of a risk premium (which varies by jurisdiction) to those rates. The differences between the expected return on bonds and the yields used to discount the liabilities in each of the aforementioned jurisdictions are driven by the fact that the majority of the Group's schemes hold an amalgam of government and corporate bonds. The property and "other" (largely cash holdings) components of the asset portfolio are not material. In all cases, the reasonableness of the assumed rates of return is assessed by reference to actual and target asset allocations in the long-term and the Group's overall investment strategy as articulated to the trustees of the schemes.

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

12	Retirement Benefit Obligations - continued

Six months ended 30th June - Unaudited
	Assets		Liabilities		Net deficit
	2010	2009	2010	2009	2010	2009
	€ m	€ m	€ m	€ m	€ m	€ m
At 1st January	1,605	1,414	(2,059)	(1,828)	(454)	(414)
Translation adjustment	111	20	(144)	(30)	(33)	(10)
Employer contributions paid	29	34	-	-	29	34
Employee contributions paid	7	7	(7)	(7)	-	-
Benefit payments	(60)	(52)	60	52	-	-
Actual return on scheme assets	9	23	-	-	9	23
Current service cost	-	-	(22)	(23)	(22)	(23)
Interest cost on scheme liabilities	-	-	(53)	(47)	(53)	(47)
Actuarial gain/(loss) arising on:
- experience variations	-	-	1	-	1	-
- changes in assumptions	-	-	(196)	(9)	(196)	(9)
Curtailment gain	-	-	2	-	2	-
At 30th June	1,701	1,446	(2,418)	(1,892)	(717)	(446)
Related deferred tax asset (net)					160	102
Net pension liability					(557)	(344)

The increase in the Group deficit of €263 million versus year-end 2009 is predominantly due to the declines in discount rates in all four jurisdictions as noted on page 29.

13	Related Party Transactions

There have been no related party transactions or changes in the related party transactions described in the 2009 20-F that could have a material impact on the financial position or performance of the Group in the first six months of 2010.

Sales to and purchases from associates during the financial period ended 30th June 2010 amounted to €6 million (2009: €8 million) and €234 million (2009: €262 million) respectively. Amounts receivable from and payable to associates as at the balance sheet date are not material and are included in trade and other receivables and payables in the Condensed Consolidated Balance Sheet.

14	Events after the Balance Sheet Date

There have been no material events subsequent to the end of the interim period (30th June 2010) which would require disclosure in this report.

15	Statutory Accounts and Audit Opinion

The financial information presented in this interim report does not represent full statutory accounts and has not been reviewed or audited by the Company's auditors. Full statutory accounts for the year ended 31st December 2009 prepared in accordance with IFRS, upon which the auditors have given an unqualified audit report, have been filed with the Registrar of Companies.

16	Other

	Six months ended 30th June - Unaudited		Year ended 31st December
	2010	2009	2009 - Audited
Interest Cover Ratio	4.0	3.9	n/a
Average shares in issue	701.1m	646.3m	670.8m
Net dividend paid per share (euro cent)	44.0c	43.7c	62.2c
Net dividend declared for the period (euro cent)	18.5c	18.5c	62.5c
Dividend cover (Earnings per share/Dividend declared per share)	0.1x	0.7x	1.4x
	€ m	€ m	€ m
Depreciation charge - subsidiaries	353	360	739
Depreciation charge - share of joint ventures	30	28	55
Amortisation of intangibles - subsidiaries	19	22	54
Commitments to purchase property, plant and equipment
- Contracted for but not provided in the financial statements	338	352	272
- Authorised by the Directors but not contracted for	206	139	139
Market capitalisation at period-end (euro m)	12,135	11,283	13,271
Total equity at period-end (euro m)	10,299	9,222	9,710
Net debt (euro m)	4,762	5,122	3,723
Net debt as a percentage of total equity	46%	56%	38%
Net debt as a percentage of market capitalisation	39%	45%	28%

17 Non-GAAP Performance Indicators

CRH uses a number of non-GAAP performance indicators to monitor financial performance. These are summarised below.

EBITDA (as defined). EBITDA (as defined)* is defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax.  EBITDA (as defined) is quoted by management to aid investors in their analysis of the performance of the Group and to assist investors in their comparison of the Group’s performance with that of other companies. EBITDA (as defined) and operating profit results by segment are monitored by the management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision-Maker. A reconciliation of EBITDA (as defined) and operating profit (by segment) to Group profit for the six months ended June 30, 2010 is presented in note 5 on pages 20-22  above.

Interest Cover Ratio. Interest Cover Ratio is used by management as a measure matching the earnings and cash generated by the business to the underlying funding costs. Interest Cover Ratio is presented to provide a greater understanding of the impact of CRH’s debt and financing arrangements. It is the ratio of EBITDA (as defined)* to net interest and a table reconciling net interest to finance costs and finance revenue is presented below on page 32.

Organic Revenue, Organic Operating Profit. Exchange translation movements can have a significant impact on the reported results for the Group, and can distort comparisons of underlying performance; for example, the decline in the value of the euro in 2010 relative to the main operating currencies of the Group resulted in the average exchange rate for the Group’s other operating currencies having a positive translation impact of €10 million at profit before tax level. Furthermore, CRH pursues a strategy of growth through acquisitions and investments, with approximately €160 million spent on acquisitions and investments in the first half of 2010 (H1 2009: approximately €280 million). These acquisitions contributed to the change in revenue and operating profit in the first half of 2010, adding incremental revenue of €83 million and incremental operating profit of €1 million compared with H1 2009. Because of the impact of exchange translation, acquisitions and other non-recurring items on reported results each year, the Group uses organic revenue and organic operating profit as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage, like-for-like or ongoing) operations each year. Organic revenue and organic operating profit is arrived at by excluding the incremental revenue and operating profit contributions from current and prior year acquisitions, the impact of exchange translation and the impact of any non-recurring items. Changes in organic revenue and organic operating profit are presented as additional measures of revenue and operating profit to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue and organic operating profit to the changes in total revenue and operating profit for the Group and by segment is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 5 above.

*	Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

17 Non-GAAP Performance Indicators - continued

Interest Cover Ratio

Management believes that the Interest Cover Ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. A table reconciling interest cover ratio to finance costs and finance revenue is presented below.

	Six Months Ended
	30 June, 2010	30 June, 2009
	€m	€m
Net Interest
Finance revenue	(58)	(58)
Finance costs	187	225

Net interest expense	129	167

EBITDA (as defined)*	520	651

	Times
Interest Cover Ratio	4.0	3.9

*	Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

Principal Risks and Uncertainties

Reflective of the international scope of the Group's operations and the nature of its businesses, the principal risks and uncertainties which could impact the Group are as follows:

Strategic & Operational

•	Global economic conditions and the performance of national economies may impact CRH's business, results of operations and financial condition.

•	CRH operates in cyclical industries which are affected by factors beyond the Group's control, such as the level of construction activity, fuel and other raw material prices.

•	Severe weather can reduce construction activity and lead to a decrease in demand for Group products in areas affected by adverse weather conditions.

•	Economic, political and local business risks associated with operations in developed and developing markets could adversely affect CRH's business.

•	CRH faces strong competition in its various markets and if CRH fails to compete successfully, market share will decline.

•	CRH may suffer from decreased customer demand as a consequence of reduced construction activity.

•
CRH pursues a strategy of growth through acquisitions. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets, raise funds on acceptable terms, complete such acquisitions, integrate the operations of the acquired businesses and realise anticipated levels of profitability.

•
CRH does not have a controlling interest in certain of the businesses in which it has invested, which may require more complex management of business partner relationships. In addition, CRH is subject to restrictions due to non-controlling interests in certain of its subsidiaries.

•	Existing products may be replaced by substitute products which CRH does not produce and, as a result, CRH may lose market share in the markets for these products.

Financial, Reporting and Compliance

•
CRH is subject to stringent and evolving environmental and health and safety laws, regulations and standards which may give rise to increased compliance and remediation costs and may, dependent on materiality, adversely affect Group results of operations and financial condition.

•	CRH may be adversely affected by governmental and international regulations, including the outcome of regulatory investigations.

•	A write-down of goodwill could have a significant impact on the Group's income and equity.

•	Many of CRH's subsidiaries operate in currencies other than the euro, and adverse changes in foreign exchange rates relative to the euro could adversely affect Group reported earnings and cash flow.

•
A downgrade of CRH's credit ratings or the failure of financial institutions may increase CRH's costs of funding or make it more difficult either to utilise CRH's existing debt capacity or otherwise obtain financing for CRH's operations.

•	CRH has incurred and will continue to incur debt, which exposes it to interest rate fluctuations and could result in increased financing costs or constrain CRH's business activities.

•	CRH’S business may be affected by the default of counterparties.

•	CRH is exposed to exchange rate fluctuations.

The principal risks and uncertainties listed above are unchanged in substance from those identified in the Annual Report on Form 20-F for the year ended 31st December 2009. The Group has not identified any new risks and uncertainties since year-end 2009 which are anticipated to have a significant impact on the Group's activities and results in the second half of 2010.

Part II
INTERIM MANAGEMENT STATEMENT

CRH plc, the international building materials group, issues the following Interim Management Statement in accordance with the reporting requirements of the EU Transparency Directive.

Third Quarter Trading and Cash Flow

The rate of decline in Group sales has moderated during recent months, with like-for-like third quarter sales down 4% compared with last year. This follows the 10% like-for-like fall recorded for the first half of the year and brings the cumulative rate of decline in underlying sales to 8% for the nine months to end-September.

This moderation in the trend for sales, combined with continuing benefits from our ongoing cost reduction measures has resulted, as expected, in an easing in the rate of profit decline in the third quarter compared to the first half of the year. EBITDA (as defined)** for the third quarter of 2010 was slightly lower than the EBITDA (as defined)** for the corresponding period of 2009.

We continue to generate strong operating cash flows, with a traditional third quarter inflow and positive exchange translation effects resulting in a €0.8 billion reduction in net debt from €4.8 billion at 30 June to €4 billion at 30 September 2010. This figure comprised gross debt of €5.4 billion and cash and liquid investments of €1.4 billion.

Full Year 2010 Outlook

We expect the rate of decline in like-for-like sales to continue to moderate in the final quarter and, assuming normal weather patterns for the remainder of the year, we anticipate EBITDA (as defined)** of approximately €0.4 billion for the final quarter of 2010, broadly in line with the same period last year which was impacted by significant restructuring costs.

Against this backdrop, CRH expects to report full-year EBITDA (as defined)** of approximately €1.6 billion‡ (2009: €1.8 billion) for 2010 in line with the indications provided in our Interim Report on 24 August, 2010. This is based on an expected average US$ exchange rate of 1.331 versus the euro (2009: 1.3948), and is stated after estimated charges of approximately €100 million associated with the implementation of cost reduction plans (higher than the previous estimate of €58 million, reflecting the cost of further measures initiated since mid-year).

We expect full year depreciation and amortisation expense, before impairment charges, to be broadly in line with last year at approximately €0.8 billion. We expect profit on disposals for this year to be more than double last year's figure, while the Group's share of associates' profits is expected to be broadly in line with last year.  Full year net finance costs are expected to be approximately double the 2010 half year figure. Accordingly, we anticipate that full-year pre-tax profit before impairment charges will be in the range €0.62 billion to €0.65 billion.

Subject to the completion of the detailed year-end financial exercise, we currently expect non-cash impairment charges for this year to amount to approximately €100 million (2009: €41 million). After impairment charges, pre-tax profit is expected to be between €0.52 billion and €0.55 billion (2009: €0.73 billion).

Development

On the development front, the Group's focus remains on acquisition transactions which add value in our existing markets.  In the period since our Interim Results announcement in late August we have completed a further seven transactions bringing year to date acquisition and investment expenditure to over €300 million. In addition to these initiatives, CRH has today announced that it has reached agreement to acquire a further 50% of the German-based Bauking distribution business for a total consideration of €126 million; subject to the granting of the required regulatory approval, we expect this transaction, which will bring our holding in Bauking to 98%, to be completed prior to year end.

Europe

With a continuing moderation in the rate of like-for-like sales decline for our European operations in the third quarter, we expect full year EBITDA (as defined)** for these operations to be of the order of €0.85 billion‡ (2009: €0.92 billion).

Like-for-like sales for our Europe Materials operations in the third quarter were approximately 5% lower than the corresponding period last year, following a 10% decline reported for the first half of 2010. In Finland and Switzerland, cement volumes continue to benefit from strong demand in the residential and infrastructure sectors, while in Poland, the recovery in volumes which started in the second quarter continued in recent months.  The rate of decline in cement volumes in Ukraine moderated further in the third-quarter, while weak demand for cement impacted our Portuguese joint venture.  The overall pricing trends noted in the first six months of the year continued into the second half and in general continue to be below 2009 levels. We expect full year EBITDA (as defined)** for Europe Materials to be broadly in line with the 2009 outturn of €434 million.

For Europe Products, the improving trend evident in like-for-like sales in the second quarter continued in recent months resulting in a third quarter decline of just 1% (compared with a first-half decline of 10%). UK brick demand remains strong, while trading in our Building Products business was somewhat better than in the first half. In our Concrete Products business, volume recovery in certain regions is being offset by ongoing overall pressure on pricing; further volume declines continue to impact the structural products business.  The combined effect of these trends is expected to result in full year Europe Products EBITDA (as defined)** being approximately 20% lower than last year (2009: €283 million).

With its higher exposure to the relatively resilient repair, maintenance and improvement (RMI) sector, our Distribution business in Europe delivered a more robust performance than our Europe Products segment in the first half of the year; against this backdrop, and notwithstanding continued weakness in new residential activity and consumer confidence particularly in the Netherlands, like-for-like sales in the third quarter declined by 4%, compared with a first half decline of 8%. We expect full year EBITDA (as defined)** for Europe Distribution to be approximately 5% below the 2009 outcome of €204 million.

Americas

As in the case of Europe, our Americas operations are benefiting in the second half from a moderation in the rate of decline in like-for-like sales compared with last year.  For the full year we expect that US$ EBITDA (as defined)** will be in the order of $1 billion‡ (2009: $1.23 billion). With a projected full-year 2010 US$/euro exchange rate of 1.33 (2009: 1.3948), this would result in a EBITDA (as defined)** in euro of approximately €0.75 billion‡ (2009: €0.88 billion).

In our Materials business, the four months since end-June have seen a moderation in the rate of decline in like-for-like volumes of both aggregates and asphalt,  bringing the cumulative declines to 6% and 5% respectively versus the ten months to end-October 2009; this compares with first-half volume declines of 8% for aggregates and 9% for asphalt. For readymixed concrete, the rate of decline in underlying volumes is 10% year-to-date, compared with 11% at June. The trend in average prices for both aggregates and asphalt remained modestly ahead of last year; while pricing remains competitive for readymixed concrete. As previously indicated, we expect EBITDA (as defined)** for the full year to be approximately 20% lower than the 2009 outcome of US$935 million.

Like-for-like sales for Americas Products operations in the third quarter were 8% lower than last year, bringing the cumulative decline to 10% compared with 12% at the end of June. Weaker non-residential activity, combined with the depressed residential building market, continued to impact demand for all our products.  We expect full year EBITDA (as defined)** for Americas Products to be in the order of 20% lower than last year (2009: US$241 million).

In Distribution, our exterior products (roofing/siding) operations continued to report higher year-on-year sales in the third quarter, while the interior products (wallboard, steel studs and acoustical ceiling systems) business saw a moderation in the rate of decline in like-for-like sales. The cumulative decline in overall Distribution like-for-like sales had reduced to 3% by the end of the third quarter, (compared with 8% at the end of June).  We expect EBITDA (as defined)** for full year to be approximately 25% higher than the US$54 million reported for 2009 as the ongoing cost reduction programme continues to contribute strongly into the final quarter of 2010.

Finance Costs

The net finance cost for 2010 based on current projected average exchange rates,  and including non-cash adjustments required under International Financial Reporting Standards (mainly relating to pensions and discounting of provisions), is projected to be approximately double the charge of €129 million recorded for the first half of the year.  Interest cover ratio for the year is expected to be in excess of 6 times.

Cost Reduction Programme

Our Interim Trading Statement on 7 July this year indicated that the cost reduction programme was expected to deliver total gross savings of €365 million in 2010/2011. We continue to review and extend this programme, and we have now revised our estimate for 2010/2011 savings by a further €90 million to €455 million. We expect these measures, combined with the actions taken across the Group since 2007, to result in significant operational leverage when markets recover. The estimate of the costs to be incurred in 2010 to implement these savings has been revised upwards by €42 million to €100 million (2009:  €205 million).

** Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

‡ These forward-looking non-GAAP measures cannot be reconciled to a comparable GAAP measure without unreasonable effort.

1 Forecast average US$ exchange rate based on year to date US$/euro average of 1.32 and a projected rate of 1.39 for the remainder of 2010.

** Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

‡ These forward-looking non-GAAP measures cannot be reconciled to a comparable GAAP measure without unreasonable effort.

PART III

2009 Sales by Country (Europe)

Core European Exposure

The Netherlands, Switzerland, Germany, France, the United Kingdom, Belgium and Austria collectively accounted for 37.7% of the Group’s sales in 2009, as illustrated by the table below, and produced an operating profit of €323 million in 2009, compared to the Group’s total operating profit** of €955 million in 2009.

Country	% of Group Total
Netherlands	13.5%
Switzerland	8.3%
Germany	5.8%
France	3.9%
United Kingdom	2.6%
Belgium	2.3%
Austria	1.3%
Total	37.7%

 “Peripheral” European Exposure

Ireland*, Portugal, Spain, Italy and Greece collectively accounted for 6.6% of the Group’s sales in 2009, as illustrated by the table below, and produced an operating loss of €8 million in 2009, compared to the Group’s total operating profit** of €955 million in 2009.

Country	% of Group Total
Ireland*	4.2%
Portugal	1.3%
Spain	1.0%
Italy	0.1%
Greece	0.0%
Total	6.6%

* Including Northern Ireland.

** Operating profit excludes profit on disposal of non-current assets.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                    (Registrant)

Date   November 30,  2010

                                                                                                                                                                                                                                                     By:___________________

M. Carton
                                                        Finance Director